

May 15, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VISA INC. under the Exchange Act of 1934:

- 2.250% Senior Notes due 2028
- 3.125% Senior Notes due 2033
- 3.500% Senior Notes due 2037
- 3.875% Senior Notes due 2044

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com